Exhibit 99.3

2020 Annual Business Report

Table of Contents

1.	Business Overview
(1)	Business Results and Financial Statements for the Past Three Fiscal Years (2018 – 2020)
2.	Company Overview
(1)	Registered Purpose of the Company
(2)	Description of Primary Business
(3)	Problems Confronting the Company
(4)	Business Offices and Game Development Facilities
(5)	Stock
(6)	Debenture
(7)	Major Share holders
(8)	Investment in Other Companies
(9)	Directors Holding Concurrent Positions
(10)	Material Transactions with Related Parties
(11)	Significant Creditors
(12)	Employees
(13)	Directors and Auditors
(14)	Material Events after the End of Fiscal Year 2020

3.	Consolidated Financial Statements as of and for the fiscal years ended December 31, 2020 and 2019
(1)	Consolidated Financial Positions
(2)	Consolidated Comprehensive Income
(3)	Consolidated Statements of Changes in Equity
(4)	Consolidated Statements of Cash Flows

4.	Separate Financial Statements as of and for the fiscal years ended December 31, 2020 and 2019
(1)	Financial Positions
(2)	Comprehensive Income
(3)	Statements of Appropriation of Retained Earnings
(4)	Statements of Changes in Equity
(5)	Statements of Cash Flows

1. Business Overview

(1)	Business Results and Financial Statements for the Past Three Fiscal Years (2018 – 2020)

		(In thousands of Korean Won)
Category	2020	2019	2018
Current assets	164,602,523	100,881,643	83,385,874
• Quick assets	164,602,523	100,881,643	83,385,874
Non-current assets	28,537,796	26,687,368	22,618,902
• Investment asset	14,958,641	12,393,218	9,464,638
• Property and Equipment, net	3,176,858	2,855,143	882,089
• Intangible asset	2,663,857	2,025,543	1,572,714
• Other non-current asset	7,738,440	9,413,464	10,699,461
Total assets	193,140,319	127,569,011	106,004,776
Current liabilities	48,824,376	23,916,264	24,548,267
Non-current liabilities	3,370,754	2,151,426	3,668,390
Total liabilities	52,195,130	26,067,690	28,216,657
Share capital	3,474,450	3,474,450	3,474,450
Capital surplus	27,482,683	27,482,683	27,482,683
Other components of equity	929	(26,017)	(270,936)
Retained earnings	109,987,127	70,570,205	47,101,922
Total equity	140,945,189	101,501,321	77,788,119
Revenues	228,996,069	133,151,813	198,697,511
Operating income	56,675,048	34,546,553	40,450,700
Income before income tax	55,050,476	35,304,130	35,139,350
Net income	39,416,922	23,468,283	32,677,145

2. Company Overview

(1)	Registered Purpose of the Company
1)	Software consulting, development and supply
2)	Development and sales of software and CD
3)	Information-technology-related software development
4)	Production, development, distribution, sales and consulting of digital contents, including game software, as well as corresponding licensing
5)	Online network game services
6)	Applied package-related software development
7)	Production and sales of computer programs
8)	Import and export of software
9)	E-commerce
10)	Character development business
11)	Animation business
12)	Real estate leasing
13)	Service-area restaurant business
14)	Media-related business
15)	Printing and publication
16)	Record & video production and distribution
17)	Any other businesses incidental to the above businesses
(2)	Description of Primary Business

Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok Online, an MMORPG, which was launched in August 2002 and is commercially offered in 93 markets worldwide, including Korea, Japan, Taiwan, Thailand, Southeast Asia, the United States and Europe as of December 31, 2020.

Having strong global network and success from Ragnarok Online, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as development of games for smartphones, console and IPTV, and animation and game character merchandising.

In addition, the Company has subsidiaries, such as Gravity NeoCyon, Inc. in Korea, Gravity Interactive, Inc. in the United States, Gravity Communications Co., Ltd in Taiwan. In order to strengthen its presence in the overseas markets, the company was established subsidiaries in Bangkok, Thailand on January 29, in Jakarta, Indonesia on February 5, and in Tokyo, Japan on July 1, 2019.

(3)	Problems Confronting the Company

Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.

The Company is in need of diversified revenue structure, continuous global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best diversely to expand new markets, to publish mobile games, to develop mobile games and to do IP licensing business.

(4)	Business Offices and Game Development Facilities

Classification	Location
Head Office	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
Game Development Facilities	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(5)	Stock
1)	Total number of shares

(As of December 31, 2020)
Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

2)	Type of Stock issued (Par value per share: KRW 500)

(As of December 31, 2020)

Type	Number of shares	Total par value	%
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%

(6)	Debenture: None.

(7)	Major Shareholders

		(As of December 31, 2020)
Shareholder	Shares owned	%	Transaction with the Company
GungHo Online Entertainment, Inc.	4,121,737	59.31	—
Others	2,827,163	40.69	—
Total	6,948,900	100.00	—

(8)	Investment in Other Companies

				(As of December 31, 2020)
Companies				Relationship with the Company
Name	Location	Common Stock	Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, USA	USD 14,540,000	Gaming Service	290,000	100.00%	Subsidiary
Gravity NeoCyon, Inc.(*1)	Seoul, Korea	KRW 7,963,990,000	Mobile game development	1,585,298	99.53%	Subsidiary
Gravity Communications Co., Ltd.	Taipei. Taiwan	NTD 155,100,000	Online and Mobile Game Service	15,510,000	100.00%	Subsidiary
Gravity Entertainment Corp.(*2)	Tokyo, Japan	0	Animation making/service	0	0.00%	Subsidiary
PT Gravity Game Link(*3)	Jakarta, Indonesia	IDR 28,814,000,000	Online and Mobile Game Service	2,016,980	70.00%	Subsidiary
Gravity Game Tech Co., Ltd.	Bankok, Thailand	THB 88,049,940	Online and Mobile Game Service	8,804,994	100.00%	Subsidiary
Gravity Game Arise Co., Ltd.	Bangkok, Thailand	JPY 50,000,000	Online and Mobile Game Service	5,000	100.00%	Subsidiary

(*1) During the year ended December 31, 2020, the Parent Company participated in paid-in capital increase of Gravity NeoCyon, Inc. which resulted in increase of ownership interest of the Parent Company.

(*2) Gravity Entertainment Corp. was liquidated during 2020 and has been excluded from subsidiary since then.

(*3) Gravity participated to capital increase of PT.Gravity Game Link with Won 853,183 thousand.

(9)	Directors Holding Concurrent Positions

Company
Name	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	Gravity NeoCyon, Inc.	Executive Director	Chief Operating Officer
	Gravity Communications Co., Ltd.	Executive Director	—
	Gravity Interactive, Inc.	Executive Director	—
	Gravity Game Arise Co., Ltd.	Executive Director	—
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	Chief Operating Officer
	Gravity Interactive, Inc.	CEO	Overall management
	Gravity NeoCyon, Inc.	CEO	Overall management
	Gravity Communications Co., Ltd.	CEO	Overall management
	PT Gravity Game Link	CEO	Overall management
	Gravity Game Tech Co., Ltd.	CEO	Overall management
	Gravity Game Arise Co., Ltd.	CEO	Overall management

(10)	Material Transactions with Related Parties
1)	Sales and purchases

				(In thousands of Korean Won)
		2020		2019
Nature	Related companies	Sales	Purchases	Sales	Purchase
Parent company	GungHo Online Entertainment, Inc.	20,970,472	211,348	26,477,425	56,899
Subsidiaries	Gravity Interactive, Inc.	22,952,182	859	38,508,020	2,791
	Gravity Entertainment Corp.	-	-	-	251,102
	Gravity NeoCyon, Inc.	301,672	7,504,107	517,314	7,018,159
	Gravity Communications Co., Ltd.	7,779,917	9,855,435	5,570,889	2,245,589
	PT Gravity Game Link	1,535,466	28,007	156,995	34,853
	Gravity Game Tech Co., Ltd.	9,662,919	54	-	360
	Gravity Game Arise Co., Ltd.	-	2,478,752	-	797,955
	Total	63,202,628	20,078,562	71,230,643	10,407,708

2)	Receivables and Payables

				(In thousands of Korean Won)
		2020		2019
Nature	Related companies	Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	2,449,506	4,924	2,553,022	73,678
Subsidiaries	Gravity Interactive, Inc.	3,845,373	-	4,804,814	365
	Gravity Entertainment Corp.	-	-	8,325	-
	Gravity NeoCyon, Inc.	349,634	862,702	1,166,940	850,412
	Gravity Communications Co., Ltd.	1,021,437	1,296,845	1,547,814	2,120,357
	PT Gravity Game Link	442,927	14,899	22,504	215,884
	Gravity Game Tech Co., Ltd.	966,402	-	451,879	360
	Gravity Game Arise Co., Ltd.	922,360	1,461,626	889,785	228,929
	Total	9,997,639	3,640,996	11,445,083	3,489,985

(11)	Significant Creditors: The Company had no significant creditors as of December 31, 2020.

(12)	Employees

				(As of December 31, 2020)
Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	10	164	65	40	279

(13)	Directors and Auditors

(As of December 31, 2020)

Name	Position	Main work	Transaction with the Company
Hyun Chul Park	CEO	Chief Executive Officer	—
Yoshinori Kitamura	Executive Director	Chief Operating Officer	—
Kazuki Morishita	Executive Director	—	—
Kazuya Sakai	Executive Director	—	—
Jung Yoo	Independent Director	Member of audit committee	—
Yong Seon Kwon	Independent Director	Member of audit committee	—
Kee Woong Park	Independent Director	Member of audit committee	—

(14)	Material Events after the end of fiscal year 2020: The company established a subsidiary in Singapore on January 4, 2021.

3. Consolidated Financial Statements as of and for the fiscal year ended December 31, 2020 and December 31, 2019

(1)	Consolidated Statements of Financial Position

GRAVITY CO., LTD.	(In thousands of Korean Won)
	December 31, 2020		December 31, 2019
Assets
Current Assets		246,585,717		155,863,353
Cash and cash equivalents	110,632,482		79,427,979
Short-term financial instruments	71,000,000		39,500,000
Accounts receivable, net	59,761,256		32,253,496
Other receivable, net	8,333		56,177
Prepaid expenses	2,237,708		1,962,421
Other current financial assets	817,825		232,676
Other current assets	2,128,113		2,430,604
Non-current Assets		18,786,651		19,561,992
Property and equipment, net	7,695,046		6,663,444
Intangible assets, net	3,362,879		1,717,060
Other non-current financial assets	1,323,865		1,769,840
Other non-current assets	2,814,792		1,744,551
Deferred tax assets	3,590,069		7,667,097
Total assets		265,372,368		175,425,345
Liabilities
Current liabilities		82,720,222		55,787,148
Account payables	52,687,616		37,496,038
Deferred revenue	13,692,283		10,747,710
Withholdings	2,851,636		1,763,653
Accrued expenses	1,364,753		1,174,924
Income tax payable	9,469,833		2,618,245
Other current liabilities	2,654,101		1,986,578
Non-current liabilities		5,304,130		3,872,107
Long-term account payables	1,402,466		192,782
Long-term deferred revenue	101,015		98,226
Other non-current liabilities	3,800,649		3,576,384
Deferred tax liabilities	-		4,715
Total liabilities		88,024,352		59,659,255
Equity
Equity attributable to owners of the Parent Company		176,910,875		115,544,739
Share capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		27,109,803		27,127,684
Other components of equity		(1,044,533)		274,538
Retained earnings		147,371,155		84,668,067
Non-controlling interest		437,141		221,351
Total equity		177,348,016		115,766,090
Total liabilities and equity		265,372,368		175,425,345

(2)	Consolidated Statements of Comprehensive Income

GRAVITY CO., LTD.	(In thousands of Korean Won)
	2020		2019
Revenues		405,953,021		360,967,098
Online games	89,545,060		42,321,437
Mobile games	298,323,908		301,903,506
Other revenue	18,084,053		16,742,155
Cost of revenues		239,044,923		265,788,109
Gross profit		166,908,098		95,178,989
Selling and administrative expenses		77,433,905		46,375,930
Operating Profit		89,474,193		48,803,059
Non-operating income and expenses		(1,463,083)		2,453,444
Financial income	1,265,740		2,074,700
Financial costs	(637,083)		(408,513)
Other non-operating income	2,867,922		2,465,615
Other non-operating expenses	(4,959,662)		(1,678,358)
Profit before income tax		88,011,110		51,256,503
Income tax expense		25,455,435		11,526,299
Profit for the year		62,555,675		39,730,204
Owners of the Parent Company	62,703,088		39,875,981
Non-controlling interests	(147,413)		(145,777)
Other comprehensive income		(1,319,071)		136,105
Items that may be subsequently reclassified to income or loss	(1,319,071)		136,105
Foreign currency translation adjustments	(1,319,071)		136,105
Total comprehensive income for the year		61,236,604		39,866,309
Owners of the Parent Company	61,384,017		40,012,086
Non-controlling interests	(147,413)		(145,777)
Earnings per share attributable to the equity holders of the Parent Company
Basic earnings per share		9,023		5,738
Diluted earnings per share		9,023		5,738

(3)	Consolidated Statements of Changes in Equity

GRAVITY CO., LTD.	(In thousands of Korean Won)
	Share capital	Capital Surplus	Other components of equity	Retained Earnings	Total	Non- controlling interest	Total Equity
Balance at January 1, 2019	3,474,450	27,140,255	138,433	45,404,608	76,157,746	(605,961)	75,551,785
Profit(loss) for the year	-	-	-	39,875,981	39,875,981	(145,777)	39,730,204
Equity transaction	-	(12,571)	-	-	(12,571)	1,401	(11,170)
Acquisition of subsidiaries, etc.	-	-	-	(612,522)	(612,522)	971,688	359,166
Foreign currency translation adjustments	-	-	136,105	-	136,105	-	136,105
Balance at December 31, 2019	3,474,450	27,127,684	274,538	84,668,067	115,544,739	221,351	115,766,090
Balance at January 1, 2020	3,474,450	27,127,684	274,538	84,668,067	115,544,739	221,351	115,766,090
Profit(loss) for the year	-	-	-	62,703,088	62,703,088	(147,413)	62,555,675
Equity transaction	-	(17,881)	-	-	(17,881)	1,227	(16,654)
Acquisition of subsidiaries, etc.	-	-	-	-	-	361,976	361,976
Foreign currency translation adjustments	-	-	(1,319,071)	-	(1,319,071)	-	(1,319,071)
Balance at December 31, 2020	3,474,450	27,109,803	(1,044,533)	147,371,155	176,910,875	437,141	177,348,016

(4)	Consolidated Statements of Cash Flows

GRAVITY CO., LTD.	(In thousands of Korean Won)
	2020		2019
Cash flows from operating activities		69,856,903		26,371,282
Profit for the year	62,555,675		39,730,204
Adjustments	32,132,238		14,703,135
Changes in operating assets and liabilities	(12,952,425)		(17,212,867)
Interest received	1,122,471		1,605,200
Interest paid	(185,742)		(277,454)
Income tax paid	(12,815,314)		(12,176,936)
Cash Flows from investing activities		(36,049,464)		(32,525,784)
Proceeds from disposal of property and equipment	3,039		71,228
Proceeds from disposal of other intangible assets	-		20,215
Decrease in other non-current financial assets	22,479		42,768
Increase in short-term financial instruments	(31,500,000)		(30,000,000)
Purchase of property and equipment	(1,071,379)		(982,899)
Purchase of other intangible assets	(2,624,540)		(1,359,971)
Increase in other non-current financial assets	(879,063)		(317,125)
Cash Flows from Financing Activities		(2,547,245)		(1,686,075)
Proceeds from capital contribution from non-controlling interests	361,976		359,166
Payment of share issuance cost	(16,654)		(11,170)
Repayment of lease liabilities	(2,892,567)		(2,034,071)
Effects of exchange rate changes on cash and cash equivalents		(55,691)		1,217,818
Net increase in cash and cash equivalents		31,204,503		(6,622,759)
Cash and cash equivalents at beginning of the year		79,427,979		86,050,738
Cash and cash equivalents at end of the year in the statements of financial position		110,632,482		79,427,979

4. Separate Financial Statements as of and for the fiscal year ended December 31, 2020 and December 31, 2019

(1)	Statements of Financial Position

GRAVITY CO., LTD.	(In thousands of Korean Won)
	December 31, 2020		December 31, 2019
Assets
Current Assets		164,602,523		100,881,643
Cash and cash equivalents	45,956,245		40,088,250
Short-term financial instruments	71,000,000		39,500,000
Accounts receivable, net	44,353,327		17,977,026
Other receivable, net	478,428		1,162,439
Prepaid expenses	1,293,345		779,693
Other current financial assets	841,092		334,415
Other current assets	680,086		1,039,820
Non-current Assets		28,537,796		26,687,368
Investments in subsidiaries	14,958,641		12,393,218
Property and equipment, net	3,176,858		2,855,143
Intangible assets, net	2,663,857		2,025,543
Other non-current financial assets	1,128,475		1,702,234
Other non-current assets	1,891,247		1,871,208
Deferred tax assets	4,718,718		5,840,022
Total assets		193,140,319		127,569,011
Liabilities
Current liabilities		48,824,376		23,916,264
Accounts payables	34,810,387		16,040,563
Deferred income	4,680,655		4,199,370
Withholdings	2,096,706		865,570
Accrued expenses	610,004		566,094
Income tax payable	4,998,566		1,210,020
Other current liabilities	1,628,058		1,034,647
Non-current liabilities		3,370,754		2,151,426
Long-term account payables	1,402,466		129,150
Long-term deferred income	133,936		98,226
Other non-current liabilities	1,834,352		1,924,050
Total liabilities		52,195,130		26,067,690
Equity
Share Capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		27,482,683		27,482,683
Other components of equity		929		(26,017)
Retained earnings		109,987,127		70,570,205
Total equity		140,945,189		101,501,321
Total liabilities and equity		193,140,319		127,569,011

(2)	Statements of Comprehensive Income

GRAVITY CO., LTD.	(In thousands of Korean Won)
	2020		2019
Revenues		228,996,069		133,151,813
Online games	37,917,065		25,374,718
Mobile games	190,926,376		107,529,902
Other revenue	152,628		247,193
Cost of revenues		119,227,125		65,242,309
Gross profit		109,768,944		67,909,504
Selling and administrative expenses		53,093,896		33,362,951
Operating Profit		56,675,048		34,546,553
Non-operating income and expenses		(1,624,572)		757,577
Financial income	994,755		1,525,335
Financial costs	(120,931)		(292,233)
Other non-operating income	4,762,128		4,994,020
Other non-operating expenses	(7,260,524)		(5,469,545)
Profit before income tax expense		55,050,476		35,304,130
Income tax expense		15,633,554		11,835,847
Profit for the year		39,416,922		23,468,283
Other comprehensive income (loss)		26,946		244,919
Items that may be subsequently reclassified to income or loss	26,946		244,919
Foreign currency translation adjustments	26,946		244,919
Total comprehensive income for the period		39,443,868		23,713,202

(3)	Statements of Appropriation of Retained Earnings

GRAVITY CO., LTD.	(In thousands of Korean Won)
	2020		2019
	Confirmed disposition date: March 31, 2021		Confirmed appropriation date: March 31, 2020
Retained earnings before appropriation		109,987,127		70,570,205
Unappropriated retained earnings carried over from prior year	70,570,205		47,101,922
Profit for the year	39,416,922		23,468,283
Appropriation of retained earnings		-		-
Unappropriated retained earnings carried forwards to subsequent year		109,987,127		70,570,205

(4)	Statements of Changes in Equity

GRAVITY CO., LTD.	(In thousands of Korean Won)
	Share capital	Capital Surplus	Other components of equity	Retained Earnings (Accumulated deficit)	Total
Balance at January 1, 2019	3,474,450	27,482,683	(270,936)	47,101,922	77,788,119
Profit for the year	-	-	-	23,468,283	23,468,283
Foreign currency translation adjustments	-	-	244,919	-	244,919
Balance at December 31, 2019	3,474,450	27,482,683	(26,017)	70,570,205	101,501,321
Balance at January 1, 2020	3,474,450	27,482,683	(26,017)	70,570,205	101,501,321
Profit for the year	-	-	-	39,416,922	39,416,922
Foreign currency translation adjustments	-	-	26,946	-	26,946
Balance at December 31, 2020	3,474,450	27,482,683	929	109,987,127	140,945,189

(5)	Statements of Cash Flows

GRAVITY CO., LTD.	(In thousands of Korean Won)
	2020		2019
Cash flows from operating activities		43,998,181		32,545,923
Profit for the year	39,416,922		23,468,283
Adjustments	19,381,149		14,952,150
Changes in operating assets and liabilities	(8,008,589)		1,133,672
Interest received	998,281		1,043,667
Dividend received	2,382,800		2,557,695
Interest paid	(120,865)		(173,763)
Income tax paid	(10,051,517)		(10,435,781)
Cash flows from investing activities		(36,633,521)		(37,836,682)
Decrease in other non-current financial assets	6,391		-
Disposal of property and equipment	12,386,391		3,216
Acquisition of investments in subsidiaries	(3,853,178)		(6,777,526)
Increase in short-term financial instruments	(31,500,000)		(30,000,000)
Increase in other non-current financial assets	(100)		(69,487)
Acquisition of property and equipment	(158,284)		(153,753)
Acquisition of intangible assets	(1,129,588)		(839,132)
Cash flows from financing activities		(1,515,930)		(1,364,537)
Repayment of lease liabilities	(1,515,930)		(1,364,537)
Effects of exchange rate changes on cash and cash equivalents		19,265		144,673
Net increase in cash and cash equivalents		5,867,995		(6,510,624)
Cash and cash equivalents at the beginning of the financial year		40,088,250		46,598,874
Cash and cash equivalents at the end of the year in the statements of financial position		45,956,245		40,088,250